# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Titan Corp, CIK 0002034400
CUSIP: G1156E102
Title of class of securities: Ordinary Shares, par value $0.001
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 PJ, Selangor, Malaysia (N8), 47800
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002056546

## Reporting persons
- Leow Kian Yong: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 639,300; shared voting power 0; sole dispositive power 639,300; shared dispositive power 0; aggregate amount beneficially owned 639,300 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Black Titan Corp
Address of issuer's principal executive offices: Level 8, Unit 8-02, The Bousteador, 10, Jalan PJU 7/6, Mutiara Damansara, 47800 PJ, Selangor, N8, 47800

## Item 2. Person Filing
Name of person filing: Leow Kian Yong
Address of principal business office or, if none, residence: 65, Lintang Bukit Penara 4, 11000 Balik Pulau, Pulau Pinang, Malaysia
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 639,300
Percent of class: 8.9%
Sole power to vote or to direct the vote: 639,300
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 639,300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Leow Kian Yong: /s/ Leow Kian Yong, Leow Kian Yong (10/07/2025)